650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY BLACKLINE, INC.: BL-0003

October 3, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Wray
Edwin Kim
Juan Migone
Christine Dietz

Re:	BlackLine, Inc.
Registration Statement on Form S-1
File No. 333-213899

Ladies and Gentlemen:

On behalf of BlackLine, Inc., a Delaware corporation (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the above referenced Registration Statement on Form S-1, confidentially submitted to the Commission on February 12, 2016 and as revised on March 24, 2016, May 12, 2016, and September 8, 2016 and as revised and publicly filed on September 30, 2016 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 3, 2016	BY BLACKLINE, INC.: BL-0003

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company supplementally advises the Staff that on September 27, 2016, representatives from the lead underwriters, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipate that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), which takes into account an anticipated [***] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). Prior to September 27, 2016, the underwriters did not deliver the Preliminary Price Range for the initial public offering.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by C&DI 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

The Company supplementally advises the Staff that the Company’s board of directors determined that the fair value of the underlying common stock for option awards granted on September 2, 2016 was $3.20 per share or $[***] per share after giving effect to the Reverse Stock Split. At the time of the grants on September 2, 2016, the Company’s board of directors carefully considered all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”), which Valuation Report concluded that, as of August 30, 2016, the fair market value of the Company’s common stock was $3.20 per share. The board of directors determined that there were no material changes in the Company’s business since August 30, 2016, or in the assumptions upon which the Valuation Report was based, that affected the fair value of its common stock. The fair value of the Company’s common stock, as determined by the Company’s board of directors on September 2, 2016, is $[***] per share, after giving effect to the Reverse Stock Split, [***] the top of the Preliminary Price Range.

In addition, based on the discussions with representatives from the lead underwriters on the Preliminary Price Range, on September 27, 2016, the board of directors approved a grant of options to the Company’s named executive officers and other key employees as detailed in the Registration Statement. The grants will be effective as of the date of the first filing of the preliminary prospectus that includes a range of estimated offering prices (the “Preliminary Prospectus”), and the per share exercise price for each option will equal the midpoint of the range of estimated offering prices set forth in the Preliminary Prospectus.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 3, 2016	BY BLACKLINE, INC.: BL-0003

As detailed in the Registration Statement, the Company and its board of directors, with input from management, have complied with the form and substance of the American Institute of Certified Public Accounts Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation and exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate fair value of the Company’s common stock as of the date of each grant, including the following factors:

•	the results of contemporaneous valuations performed by unrelated third-party specialists;

•	the Company’s operating and financial performance;

•	the Company’s current business conditions and projections;

•	the Company’s history and stage of development;

•	the Company’s hiring of key personnel and the experience of the Company’s management;

•	significant new client sales by the Company and by the Company’s competitors and the Company’s competitive position in general;

•	sales of the Company’s stock to third-party investors;

•	the Company’s likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company, given prevailing market conditions;

•	the market performance of comparable publicly traded companies;

•	indications from recent transactions involving comparable acquisition targets; and

•	the U.S. and global capital markets conditions.

The Company’s board of directors consists of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the dates of grant, including the Valuation Report.

* * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
October 3, 2016	BY BLACKLINE, INC.: BL-0003

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (650) 565-3765 or aspinner@wsgr.com, or my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

cc:	Therese Tucker
Karole Morgan- Prager
BlackLine, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Steven B. Stokdyk
Latham & Watkins LLP